

Mail Stop 4546

August 18, 2017

Via E-mail
Mr. Robert H. Bateman
Executive Vice President, Chief Financial Officer
   and Treasurer
Infinity Property and Casualty Corporation
2201 4ᵗʰ Avenue North
Birmingham, Alabama 35203

> **Re:** **Infinity Property and Casualty Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 000-50167**

Dear Mr. Bateman:

We have reviewed your July 20, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our reference to prior comments are to comments in our July 6, 2017 letter.

Notes to Consolidated Financial Statements
Note 1: Significant Reporting and Accounting Policies
Basis of Consolidation and Reporting, page 37

1. We acknowledge your response to prior comment 1. Please address the following:
   - Although it is clear from your response that it is only your policy and claims systems that close on the last Friday of the month, your disclosure on page 23 indicates that you close your "books" in this manner. To the extent appropriate in explaining material balance variations in Management's Discussion and Analysis in future filings, represent to us that you will clarify which systems you close on a basis other than the calendar period.
   - Tell us the impact of closing your policy and claims systems on the last Friday of the month on your financial statements rather than closing them as of the financial

statement date (i.e. calendar year or month end) and how you ensure, with respect to amounts impacted by the early closing, that your financial statements comply with GAAP.

Note 10: Insurance Reserves, page 47

2. We note from the tables you provided us in response to our prior comment 2 that, among other items:
   - Duration for physical damage is substantially shorter than for liability.
   - Claim severity for liability is significantly higher than for physical damage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, there was a modest increase in severity compared to the preceding year for personal auto liability in accident year 2010 while personal auto physical damage experienced a significant decrease in severity and there was a significant decrease in personal auto liability in accident year 2016 compared to substantially no change in personal auto physical damage for that accident year.
   - Development for liability can differ significantly from development for physical damage. For example, cumulative development for personal auto liability is substantially different than that for personal auto physical damage for accident years 2007 through 2013 with accident years 2007, 2009, 2010, 2011 and 2012 differing directionally (i.e. favorably versus unfavorably) for liability as compared to physical damage.
   - The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimates for accident years 2016, 2015 and 2014 for personal auto physical damage increased as compared to the initial loss estimates for accident years 2015, 2014 and 2013, respectively, at a much larger rate than for liability.

   Accordingly, it appears that the aggregation of physical damage and liability for your Personal Auto segment obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid losses and loss adjustment expenses. As a result we believe that these lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for this segment in future Forms 10-K.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance